UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  NEOSTEM, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

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                                    640650107
                                 (CUSIP Number)

                                 Robin L. Smith
                                c/o NeoStem, Inc.
                         420 Lexington Avenue, Suite 450
                               New York, NY 10170
                                  212-584-4180

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         640650107
---------
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

                                 Robin L. Smith
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2. Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) |_|            Not
        (b) |_|         Applicable
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3. SEC Use Only
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4. Source of Funds (See Instructions):  PF, OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e): |_|
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6. Citizenship or Place of Organization:       United States
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                        7.   Sole Voting Power:                       1,942,551*
                             ---------------------------------------------------
   Number of            8.   Shared Voting Power:                              0
   Shares Beneficially       ---------------------------------------------------
   Owned by
   Each Reporting       9.   Sole Dispositive Power:                  1,942,551*
   Person With               ---------------------------------------------------
                        10.  Shared Dispositive Power:                         0
                             ---------------------------------------------------

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:     1,942,551*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):  |_|
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13. Percent of Class Represented by Amount in Row (11): 7.06%*
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14. Type of Reporting Person (See Instructions):  IN
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* Includes warrants to purchase up to 319,932 shares of common stock, par value
$.001 per share (the "Common Stock"), of NeoStem, Inc., formerly known as Phase III Medical, Inc. (the "Company") and options to purchase up to 650,000 shares of Common Stock, which are exercisable within sixty days of this Schedule 13D. This number does not include 8,334 shares of Common Stock and warrants to purchase up to 4,167 shares of Common Stock, which represents Dr. Smith's pecuniary interest in the securities held by DCI Master LDC. These numbers reflect a one-for-ten reverse stock split of the Common Stock that was effective August 31, 2006.

This Amendment No. 1 to Schedule 13D is being filed by the undersigned to amend and supplement the Schedule 13D filed June 29, 2006, with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of NeoStem, Inc.

Item 1. Security and Issuer
        -------------------

     Item 1 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     This statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock of NeoStem, Inc., a Delaware corporation formerly known as Phase
III Medical, Inc. (the "Company"). The principal executive offices of the Company are located at 420 Lexington Avenue, Suite 450, New York, NY 10170.

     On August 29, 2006, the Company's stockholders approved an amendment to its Certificate of Incorporation to effect a reverse stock split of the Common Stock, at a ratio of one-for-ten shares, and to change the Company's name from Phase III Medical, Inc. to NeoStem, Inc. The reverse stock split was effective on August 31, 2006.

Item 2. Identity and Background
        -----------------------

     Item 2 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     This Schedule 13D is being filed by Dr. Robin L. Smith. Dr. Smith's principal occupation is Chairman and Chief Executive Officer of the Company. Dr. Smith's business address and the Company's principal business address is 420 Lexington Avenue, Suite 450, New York, NY 10170. Dr. Smith is a citizen of the United States.

     During the past five years, Dr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Dr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     Item 3 of this Schedule 13D is amended by adding at the end thereof the following:

     The numbers used below reflect the one for ten reverse stock split of the Common Stock that was effective August 31, 2006.

     On August 11, 2006, Dr. Smith executed an agreement with the Company pursuant to which Dr. Smith agreed to convert a 9% convertible promissory note issued December 30, 2005. As consideration for entering into such agreement, the Company agreed to: (i) reduce the conversion price of the convertible promissory note from $.06 per share to $.044 per share, (ii) to reduce the exercise price of a certain warrant held by Dr. Smith from $0.12 to $0.08 per share, (iii) issue 5,681 shares of Common Stock to Dr. Smith, and (iv) grant to Dr. Smith a warrant to purchase 20,833 shares of Common Stock at an exercise price of $0.08 per share. Dr. Smith received 28,409 shares of Common Stock as a result of the conversion of the note.

     On August 30, 2006, Dr. Smith participated in a private placement of securities of the Company, in which she purchased, for aggregate consideration of $8,152, units consisting of 18,527 shares of Common Stock and five-year warrants to purchase 9,264 shares of Common Stock, which are exercisable immediately. The purchase was made with Dr. Smith's personal funds.

     On December 5, 2006, the Compensation Committee of the Company's Board of Directors approved the following grants to Dr. Smith: (i) 100,000 shares of restricted stock pursuant to the Company's 2003 Equity Participation Plan (the "Plan") that vested immediately; (ii) options to purchase 100,000 shares of Common Stock pursuant to the Plan, which vested immediately; and (iii) 200,000 shares of restricted stock that vest on the closing date of a financing transaction or transactions pursuant to which the Company collects aggregate proceeds of at least $4,000,000.

     On January 18, 2007, Dr. Smith was granted options to purchase up to 550,000 shares of Common Stock by the Compensation Committee. The options have an exercise price of $0.05 per share. 250,000 options vested upon the closing date of the private placement held on January 26, 2007 (described below), 150,000 options will vest on June 30, 2007 and 150,000 options will vest on December 31, 2007.

     Dr. Smith participated in a private placement of securities of the Company, which closed on January 26, 2007, in which she purchased 110,000 units for aggregate consideration of $110,000. Each such unit was comprised of (a) two shares of Common Stock of the Company, and (b) two (2) seven-year warrants, each for the purchase of one share of Common Stock at an exercise price of $0.80 per share. The warrants are exercisable immediately. The purchase was made with Dr. Smith's personal funds.

Item 4. Purpose of Transaction
        ----------------------

     The securities described in Item 3 were granted to Dr. Smith as compensation for services or acquired by Dr. Smith for investment purposes. Dr. Smith does not have any present plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

     Item 5 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     Based on information received from the Company, as of January 26, 2007, there were 26,551,213 shares of Common Stock outstanding. As of such date, Dr. Smith was the beneficial owner of an aggregate of 1,942,551 shares of Common Stock, or 7.06% of the outstanding shares of Common Stock. This number includes warrants to purchase up to 319,932 shares of Common Stock and options to purchase up to 650,000 shares of Common Stock, which are exercisable within sixty days of this Schedule 13D. Dr. Smith has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares.

     Except as described in Item 3 of this Amendment, during the past sixty days, there were no purchases of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Dr. Smith or any person or entity controlled by Dr. Smith or any person or entity for which Dr. Smith possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Dr. Smith or any person or entity controlled by Dr. Smith or any person or entity for which Dr. Smith possesses voting control over the securities thereof.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2007

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                                Robin M. Smith

                                By:  /s/Catherine M. Vaczy
                                     ---------------------
                                Catherine M. Vaczy, Esq.
                                Attorney-In-Fact